Diagnostic Imaging International Corp.

21 Malta, Dollard des-Ormeaux

Quebec, Canada H9B2E6

September 4, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg

         Senior Assistant Chief Accountant

Re:

Diagnostic Imaging International Corp.
Form 10-KSB for the Year Ended December 31, 2007
File No. 333-136436

Dear Mr. Rosenberg:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 28, 2008, setting forth comments to the Form 10-KSB for the Year Ended December 31, 2007 (the “Form 10-K”), filed by Diagnostic Imaging International Corp. (the “Company”) on May 12, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

General

1.

As requested in our letter of July 22, 2008, in connection with responding to our comments, please provide a response letter that contains a statement from the company acknowledging that:

●  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Internal Control over Financial Reporting

2.

We note that in your amended 10-KSB management has concluded that disclosure controls and procedures were “of limited effectiveness at the reasonable assurance level at such date”. Please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at, failure to file management’s report on Internal Control Over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were anything other than ineffective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response: In response to an earlier comment received from the Staff, on August 22, 2008, the Company amended the Form 10-K to include management’s report on Internal Control Over Financial Reporting (see Item 8A(b) Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting of Form 10-KSB/A1). In light of that amendment, the Company intended to revise its conclusion on the effectiveness of its disclosure controls and procedures. However, due to an oversight, such revision was not made in the Company’s amended Form 10-K, and the Company is now filing another amendment to its Form 10-K to indicate that its chief executive officer has concluded that the Company’s disclosure controls and procedures were effective as of the end of its last fiscal year.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (514) 825-7118.

Sincerely,
/s/ Richard Jagodnik
Richard Jagodnik Chief Executive Officer

cc: Andrew Hudders, Esq.

3